EXHIBIT 99.1

Quarterly Report to Shareholders

TransCanada Reports Record Third Quarter Financial Results
Funding Complete for 2018 Capital Program

CALGARY, Alberta – November 1, 2018 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced net income attributable to common shares for third quarter 2018 of $928 million or $1.02 per share compared to net income of $612 million or $0.70 per share for the same period in 2017. Comparable earnings for third quarter 2018 were $902 million or $1.00 per share compared to $614 million or $0.70 per share for the same period in 2017. TransCanada's Board of Directors also declared a quarterly dividend of $0.69 per common share for the quarter ending December 31, 2018, equivalent to $2.76 per common share on an annualized basis.
"During the third quarter of 2018, our diversified portfolio of critical energy infrastructure assets continued to perform extremely well," said Russ Girling, TransCanada's president and chief executive officer. "Comparable earnings of $1.00 per share increased 43 per cent compared to the same period last year reflecting the strong performance of our legacy assets, contributions from approximately $7 billion of growth projects that entered service over the last twelve months and the positive impact of U.S. Tax Reform. For the nine months ended September 30, 2018, comparable earnings were $2.82 per share, an increase of 24 per cent over the same period last year despite the sale of our U.S. Northeast power generation and Ontario solar assets in 2017 and necessary financing activities that have us on track to return to long-term targeted credit metrics post the Columbia acquisition."
"With our existing asset portfolio benefiting from strong underlying market fundamentals and approximately $36 billion of secured growth projects underway including Coastal GasLink, NGTL's 2022 expansion program and Bruce Power's Unit 6 refurbishment, earnings and cash flow are forecast to continue to rise. This is expected to support annual dividend growth of eight to ten per cent through 2021,” added Girling. "With approximately $10 billion of new projects expected to enter service by early 2019, we are well positioned to fund the remainder of our secured growth program through internally generated cash flow, access to capital markets and further portfolio management activities. Through the end of October, we placed approximately $6.1 billion of long-term debt on compelling terms and raised approximately $2.0 billion of common equity through our dividend reinvestment plan and at-the-market program. We also completed the sale of our interests in the Cartier Wind power facilities for proceeds of approximately $630 million and expect to be reimbursed for approximately $400 million of Coastal GasLink pre-development costs. Collectively these initiatives have raised $9.1 billion which, when combined with our growing internally generated cash flow, means our 2018 financing requirements are fully funded. We view ATM issuance as being complete at this time while our dividend reinvestment plan will operate for some portion of 2019. Going forward, we will continue to evaluate share count growth against further portfolio management activities."
"Looking ahead, we continue to methodically advance more than $20 billion of projects under development including Keystone XL and the Bruce Power life extension agreement. Success in advancing these and/or other growth initiatives associated with our vast, well-positioned North American footprint could extend our growth outlook well into the next decade," concluded Girling.

Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)

•	Third quarter 2018 financial results
◦Net income attributable to common shares of $928 million or $1.02 per common share
◦Comparable earnings of $902 million or $1.00 per common share
◦Comparable earnings before interest, taxes, depreciation and amortization of $2.1 billion
◦Net cash provided by operations of $1.3 billion
◦Comparable funds generated from operations of $1.6 billion

◦	Comparable distributable cash flow of $1.4 billion or $1.56 per common share reflecting only non-recoverable maintenance capital expenditures

•	Declared a quarterly dividend of $0.69 per common share for the quarter ending December 31, 2018

•	Announced that we will proceed with construction of the $6.2 billion Coastal GasLink pipeline project

•	Announced $1.5 billion NGTL 2022 Expansion Program

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Bruce Power submitted a final estimate for the Unit 6 Major Component Replacement (MCR) program to the Independent Electricity System Operator (IESO) in September 2018; we expect to invest approximately $2.2 billion in this and the ongoing Asset Management program through 2023

•	Issued $1.0 billion of 10- and 30-year fixed-rate medium-term notes in July 2018

•	Raised US$1.4 billion of 10- and 30-year fixed-rate senior notes in October 2018

•	Completed the sale of our interests in Cartier Wind for approximately $630 million in October 2018

•	Expect to be reimbursed for $399 million of Coastal GasLink pre-development costs in fourth quarter 2018.
Net income attributable to common shares increased by $316 million or $0.32 per common share to $928 million or $1.02 per share for the three months ended September 30, 2018 compared to the same period last year. Per share results in 2018 reflect the dilutive effect of common shares issued in 2017 and 2018 under our DRP and Corporate ATM program. Third quarter 2018 results included after-tax income of $8 million related to our U.S. Northeast power marketing contracts which were excluded from comparable earnings as we do not consider their wind-down part of our underlying operations. Third quarter 2017 results included a $12 million after-tax loss related to the monetization of our U.S. Northeast power generation assets, an after-tax charge of $30 million for integration-related costs associated with the acquisition of Columbia and an after-tax charge of $8 million related to the maintenance of Keystone XL assets. All of these specific items, as well as unrealized gains and losses from changes in risk management activities, are excluded from comparable earnings.
Comparable earnings for third quarter 2018 were $902 million or $1.00 per common share compared to $614 million or $0.70 per common share for the same period in 2017, an increase of $288 million or $0.30 per share and was primarily due to the net effect of:

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    higher contribution from U.S. Natural Gas Pipelines mainly due to increased earnings from Columbia Gas and Columbia Gulf growth projects placed in service, additional contract sales on ANR and Great Lakes and the amortization of net regulatory liabilities recognized as a result of U.S. Tax Reform

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higher contribution from Liquids Pipelines primarily due to earnings from intra-Alberta pipelines placed in service in the second half of 2017, increased earnings from liquids marketing activities, and higher volumes on the Keystone Pipeline System

•	lower income tax expense primarily due to lower income tax rates as a result of U.S. Tax Reform

•	higher revenues from our Mexico operations as a result of changes in timing of revenue recognition

•	higher interest expense primarily as a result of long-term debt and junior subordinated notes issuances, net of maturities, and lower capitalized interest.

Notable recent developments include:
Canadian Natural Gas Pipelines:

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Coastal GasLink Pipeline (CGL) Project: On October 2, 2018, we announced that we will proceed with construction of the CGL pipeline project following the LNG Canada joint venture participants' announcement that they have reached a positive Final Investment Decision (FID) to build the LNG Canada natural gas liquefaction facility in Kitimat, BC. CGL will provide the natural gas supply to the LNG Canada facility and is underpinned by 25-year transportation services agreements (with additional renewal provisions) with the LNG Canada participants. CGL is a 670 km (420 miles) pipeline with an initial capacity of approximately 2.2 PJ/d (2.1 Bcf/d) with potential expansion capacity up to 5.4 PJ/d (5.0 Bcf/d). All necessary regulatory permits have been received to allow us to proceed with construction activities which are expected to begin in January 2019, with a planned in-service date in 2023. CGL has signed project and community agreements with all 20 elected Indigenous bands along the pipeline route, confirming strong support from Indigenous communities across the province of B.C.

On July 30, 2018, an individual asked the National Energy Board (NEB) to consider whether the CGL pipeline should be federally regulated by the NEB. On October 22, 2018 the NEB advised that it would consider the question of jurisdiction. In the same letter, the NEB set a process to determine whether the individual who raised the question has standing, and to decide on the standing of any other interested parties. The process to consider the jurisdictional question is to be determined and the permits to construct remain valid.
The capital cost estimate is $6.2 billion with the majority of the construction spend occurring in 2020 and 2021. Subject to terms and conditions, differences between the estimated capital cost and final cost of the project will be recovered in future pipeline tolls.  As part of the CGL funding plan, we intend to explore joint venture partners and project financing for the project.
The total capital cost estimate includes pre-development costs to date of approximately $470 million. In accordance with provisions in the agreements with the LNG Canada joint venture participants, to date, four parties have elected to reimburse us for their share of pre-development costs, totaling $399 million of cost reimbursement, with payments due by November 30, 2018.

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NGTL System: On October 31, 2018, we announced the NGTL 2022 Expansion Program to meet capacity requirements for incremental firm receipt and intra-basin delivery services to commence in November 2021 and April 2022. This $1.5 billion expansion of the NGTL System consists of approximately 197 km (122 miles) of new pipeline, three compressor units, meter stations and associated facilities. Applications for approvals to construct and operate the facilities are expected to be filed with the NEB in second quarter 2019 and, pending receipt of regulatory approvals, construction would start as early as third quarter 2020.

The NGTL capital program, excluding maintenance capital expenditures, is now approximately $9.1 billion including the $1.5 billion 2022 Expansion Program.

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Canadian Mainline: On October 9, 2018, we concluded the written hearing process for the Canadian Mainline 2018-2020 toll review with the filing of our reply evidence to the NEB. We have requested a decision by December 31, 2018.

U.S. Natural Gas Pipelines:

•	WB XPress: The Western Build of the WB XPress (WBX) project was placed into service on October 5, 2018. The Eastern Build of WBX remains to be completed, as planned, in fourth quarter 2018.

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2018 FERC Actions: On March 15, 2018, the Federal Energy Regulatory Commission (FERC) issued (1) a Revised Policy Statement to address the treatment of income taxes for rate-making purposes for master limited partnerships; (2) a Notice of Proposed Rulemaking (NOPR) proposing natural gas pipeline and storage entities file a one-time report to quantify the impact of the federal income tax rate reduction and the impact of the Revised Policy Statement on each entity's return on equity assuming a single-issue adjustment to an entity's rates; and (3) a notice of inquiry seeking comment on how FERC should address changes related to accumulated deferred income taxes and bonus depreciation. On July 18, 2018, FERC issued (1) an Order on Rehearing of the Revised Policy Statement dismissing rehearing requests and (2) a Final Rule adopting and revising procedures from, and clarifying aspects of, the NOPR (Final Rule), (collectively, the “2018 FERC Actions”). The Final Rule became effective September 13, 2018, and is subject to requests for further rehearing and clarification. Each is described more fully in our management's discussion and analysis (MD&A).
Our U.S. natural gas pipelines are held through a number of different ownership structures. We do not anticipate that the earnings and cash flows from our directly-held U.S. natural gas pipelines, including ANR, Columbia Gas and Columbia Gulf, will be materially impacted by the Revised Policy Statement as a significant proportion of their overall revenues are earned under non-recourse rates.
For more information on the impact of the 2018 FERC Actions on TC PipeLines, LP and our U.S. natural gas pipelines held through TC PipeLines, LP, please refer to our MD&A in the 2018 FERC Actions section. As our ownership interest in TC PipeLines, LP is approximately 25 per cent, the impact of the 2018 FERC Actions related to TC PipeLines, LP is not expected to be significant to our consolidated earnings or cash flows.

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Rate Settlements: In October 2018, Gas Transmission Northwest LLC (GTN) filed with FERC an uncontested settlement with its customers. Please refer to our MD&A in the 2018 FERC Actions section for additional detail.

Mexico Natural Gas Pipelines:

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Sur de Texas: Offshore construction was completed in May 2018 and the project continues to progress toward an anticipated in-service date at the end of 2018. An amending agreement has been signed with the Comisión Federal de Electricidad (CFE) that recognizes force majeure events and the commencement of payments of fixed capacity charges beginning October 31, 2018.

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Tula and Villa de Reyes: The CFE has approved the recognition of force majeure events for both of these pipelines, including the continuation of the payment of fixed capacity charges to us that began in first quarter 2018. Construction of the Villa de Reyes project is ongoing and it is anticipated to be in service by the second half of 2019.

Liquids Pipelines:

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Keystone XL: In December 2017, an appeal to Nebraska's Court of Appeals was filed by intervenors after the Nebraska Public Service Commission (PSC) issued an approval of an alternative route for the Keystone XL project in November 2017. In March 2018, the Nebraska Supreme Court, on its own motion, agreed to bypass the Court of Appeals and directly hear the appeal case against the PSC’s alternative route. Legal briefs on the appeal were submitted in May 2018. Oral argument before the Nebraska Supreme Court has been set for November 1, 2018. We expect the Nebraska Supreme Court, as the final arbiter, could reach a decision by first quarter 2019.

The Keystone XL Presidential Permit, issued in March 2017, has been challenged in two separate lawsuits commenced in Montana. Together with the U.S. Department of Justice (DOJ), we are actively participating in these lawsuits to defend both the issuance of the permit and the exhaustive environmental assessments that support the U.S. President’s actions. Legal arguments addressing the merits of these lawsuits were heard in May 2018 and we believe the court’s decisions on certain elements of these legal challenges may be issued by the end of 2018.
On August 15, 2018, the U.S. District Court in Montana issued a Partial Order requiring the DOJ and the U.S. Department of State (DOS) (the Federal Defendants) to prepare a supplemental environmental impact statement (SEIS) to the 2014 Final Supplemental Environmental Impact Statement and a proposed schedule for the completion of the SEIS. On September 4, 2018, the Federal Defendants responded to this Partial Order by filing the required schedule which reflected the issuance of the final SEIS in December 2018. On

September 21, 2018, the DOS issued a draft SEIS which concluded that implementation of the mainline alternative route would have no significant direct, indirect or cumulative effect on the quality of the natural or human environments, having consideration for the mitigation plans proposed by TransCanada. The draft SEIS is open for public comment for a period of 45 days. The Federal Defendants also indicated that the U.S. Bureau of Land Management and the U.S. Army Corps of Engineers would likely issue decisions regarding their respective federal permitting activities in first quarter 2019.
In September 2018, two U.S. Native American communities filed a lawsuit in Montana challenging the Keystone XL Presidential Permit. It is uncertain how and when this lawsuit will proceed.
Energy:

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Cartier Wind: On October 24, 2018, we completed the sale of our interests in the Cartier Wind power facilities in Québec to Innergex Renewable Energy Inc. for gross proceeds of approximately $630 million before closing adjustments resulting in an estimated gain of $170 million ($135 million after tax) to be recorded in fourth quarter 2018.

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Bruce Power - Life Extension: On September 28, 2018, Bruce Power submitted its final cost and schedule duration estimate (basis of estimate) for the Unit 6 MCR program to the IESO. The IESO has up to three months to review and verify the basis of estimate. As the cost and schedule duration are both less than the thresholds defined in the program's life extension and refurbishment agreement, no further approvals from the IESO or government are required to proceed with the Unit 6 MCR outage in early 2020. The Unit 6 MCR outage is expected to be completed in late 2023.

As a result of this filing, we have updated our project cost estimates in our Capital Program tables to reflect our expected investment of approximately $2.2 billion (in nominal dollars) in Bruce Power's Unit 6 MCR program and ongoing Asset Management (AM) program through 2023, and approximately $6.0 billion (in 2018 dollars) for the remaining five-unit MCR program and the AM program beyond 2023. Future MCR investments will be subject to discrete decisions for each unit with specified off-ramps available for Bruce Power and the IESO.
Bruce Power's current contract price of approximately $68 per MWh will be increased in April 2019 to reflect capital to be invested under the Unit 6 MCR program and the AM program as well as normal annual inflation adjustments.

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Napanee: Construction continues on our 900 MW natural gas-fired power plant at Ontario Power Generation's (OPG) Lennox site in eastern Ontario in the town of Greater Napanee. We expect our total investment in the Napanee facility will be approximately $1.6 billion and commercial operations are expected to begin in first quarter 2019. Costs have increased due to delays in the construction schedule. Once in service, production from the facility is fully contracted with the IESO for a 20-year period.

Corporate:

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Common Share Dividend: Our Board of Directors declared a quarterly dividend of $0.69 per share for the quarter ending December 31, 2018 on TransCanada's outstanding common shares. The quarterly amount is equivalent to $2.76 per common share on an annualized basis.

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Issuance of Long-term Debt: In October 2018, TCPL issued US$1.0 billion of Senior Unsecured Notes due in March 2049 bearing interest at a fixed rate of 5.10 per cent and US$400 million of Senior Unsecured Notes due in May 2028 bearing interest at a fixed rate of 4.25 per cent.

In third quarter 2018, TCPL issued $800 million of Medium Term Notes due in July 2048 bearing interest at a fixed rate of 4.18 per cent and $200 million of Medium Term Notes due in March 2028 bearing interest at a fixed rate of 3.39 per cent.

The net proceeds of the above debt issuances were used for general corporate purposes, to fund our capital program and to pre-fund 2019 senior note maturities.
In third quarter 2018, TCPL repaid US$850 million of Senior Unsecured Notes bearing interest at a fixed rate of 6.50 per cent.

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Dividend Reinvestment Plan: In third quarter 2018, the DRP participation rate amongst common shareholders was approximately 34 per cent, resulting in $213 million reinvested in common equity under the program. Year-to-date in 2018, the participation rate amongst common shareholders has been approximately 35 per cent, resulting in $655 million of dividends reinvested.

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ATM Equity Program: In third quarter 2018, 6.1 million common shares were issued under our Corporate ATM program at an average price of $57.75 per common share for proceeds of $351 million, net of related commissions and fees of approximately $3 million. In the nine months ended September 30, 2018, 20.0 million common shares have been issued under our Corporate ATM program at an average price of $56.13 per common share for proceeds of $1.1 billion, net of approximately $10 million of related commissions and fees.

Teleconference and Webcast:
We will hold a teleconference and webcast on Thursday, November 1, 2018 to discuss our third quarter 2018 financial results. Russ Girling, President and Chief Executive Officer, and Don Marchand, Executive Vice-President and Chief Financial Officer, along with other members of the TransCanada executive leadership team, will discuss the financial results and Company developments at 8 a.m. (MT) / 10 a.m. (ET).
Members of the investment community and other interested parties are invited to participate by calling 800.377.0758 or 416.340.2219 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com or via the following URL: www.gowebcasting.com/9680.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight (ET) on November 8, 2018. Please call 800.408.3053 or 905.694.9451 (Toronto area) and enter pass code 1642917#.
The unaudited interim Condensed consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available under TransCanada's profile on SEDAR at www.sedar.com, with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/info/edgar.shtml and on the TransCanada website at www.transcanada.com.
With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,900 kilometres (57,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada owns or has interests in approximately 5,700 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America's leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit www.transcanada.com to learn more, or connect with us on social media.

Forward Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated October 31, 2018 and the 2017 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.
Non-GAAP Measures
This news release contains references to non-GAAP measures, including comparable earnings, comparable earnings per common share, comparable EBITDA, comparable distributable cash flow, comparable distributable cash flow per common share and comparable funds generated from operations, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. For more information on non-GAAP measures, refer to TransCanada's Quarterly Report to Shareholders dated October 31, 2018.

Media Enquiries:
Grady Semmens
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
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